UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CYPRESS SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1–10079	94-2885898
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

198 Champion Court

San Jose, California 95134

(Address of principal executive offices and zip code)

(408) 943-2600

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below to indicate the rule pursuant to which the form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01Conflict Minerals Disclosure and Report.

Cypress Semiconductor Corporation (including its consolidated subsidiaries, the "Company") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015.

Conflict Minerals Disclosure

The description of the Company's reasonable country of origin inquiry ("RCOI") and the results of the RCOI and due diligence on source and chain of custody are included in the Conflict Minerals Report filed as Exhibit 1.01 to this report on Form SD. The Conflict Minerals Report is also available on our website on the Corporate Governance page of the Investor Relations section of our website at www.cypress.com\conflictminerals.

Item 1.02Exhibit.

A copy of the Company's Conflict Minerals Report is filed herewith as Exhibit 1.01.

Item 2.01Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report of Registrant as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	CYPRESS SEMICONDUCTOR CORPORATION

	By:	/s/ Thad Trent
Thad Trent
Executive Vice President, Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Registrant as required by Items 1.01 and 1.02 of this Form.